UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Taylor Morrison Home Corporation

(Name of Issuer)

Class A common stock, $0.00001 par value

(Title of Class of Securities)

87724P106

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 06, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87724P106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,647,580 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 39,647,580 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,647,580 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 1,499,732 Class A Shares (as defined below) held by the TPG Class A Funds (as defined below) and (ii) 38,147,848 Class A Shares issuable to TPG TMM Holdings (as defined below) upon the exchange of 38,147,848 New TMM Units (as defined below) and 38,147,848 Class B Shares (as defined below).

**	The calculation assumes that there is a total of 80,134,706 Class A Shares outstanding, which is the sum of (i) the 41,986,858 Class A Shares outstanding as of the completion of the January 2017 Offering (as defined below), as reported in the Issuer’s (as defined below) prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2017, and (ii) the 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares.

CUSIP No. 87724P106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,647,580 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 39,647,580 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,647,580 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,499,732 Class A Shares held by the TPG Class A Funds and (ii) 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares.

**	The calculation assumes that there is a total of 80,134,706 Class A Shares outstanding, which is the sum of (i) the 41,986,858 Class A Shares outstanding as of the completion of the January 2017 Offering, as reported in the Issuer’s prospectus supplement filed with the Commission on February 1, 2017, and (ii) the 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares.

CUSIP No. 87724P106	SCHEDULE 13D	Page 4 of 10 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 39,647,580 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 39,647,580 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,647,580 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,499,732 Class A Shares held by the TPG Class A Funds and (ii) 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares.

**	The calculation assumes that there is a total of 80,134,706 Class A Shares outstanding, which is the sum of (i) the 41,986,858 Class A Shares outstanding as of the completion of the January 2017 Offering, as reported in the Issuer’s prospectus supplement filed with the Commission on February 1, 2017, and (ii) the 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter with respect to the shares of Class A common stock, $0.00001 par value (the “Class A Shares”), of Taylor Morrison Home Corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second and third paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole shareholder of TPG GenPar VI AIV TM Advisors, Inc., a Cayman Islands corporation, which is the general partner of TPG GenPar VI AIV TM, L.P., a Cayman Islands limited partnership, which is the general partner of each of (i) TPG VI TM TE 2016, L.P., a Delaware limited partnership (“TPG TM TE 2016”), which holds 77,171 Class A Shares, (ii) TPG VI TM 2016-I, L.P., a Delaware limited partnership (“TPG TM 2016-I”), which holds 83,205 Class A Shares, (iii) TPG VI TM 2016-II, L.P., a Delaware limited partnership (“TPG TM 2016-II”), which holds 1,228,607 Class A Shares, (iv) TPG VI TM 2016-III, L.P., a Delaware limited partnership (“TPG TM 2016-III”), which holds 38,755 Class A Shares, (v) TPG VI TM 2016-IV, L.P., a Delaware limited partnership (“TPG TM 2016-IV” and, together with TPG TM TE 2016, TPG TM 2016-I, TPG TM 2016-II and TPG TM 2016-III, the “TPG Class A Funds”), which holds 71,994 Class A Shares, and (vi) TPG TM IV-A, L.P., a Cayman Islands limited partnership, which is the sole member of TPG TM IV, SRL, a Barbados society with restricted liability, which is the sole member of TPG TM III-2, SRL, a Barbados society with restricted liability, which is the sole shareholder of TPG TMM Holdings GP, ULC, a British Columbia unlimited liability company, which is the general partner of the TPG TMM Holdings, L.P., a Cayman Islands limited partnership (“TPG TMM Holdings”), which holds 38,147,848 common partnership units (the “New TMM Units”) of TMM Holdings II Limited Partnership (“New TMM”) and 38,147,848 shares of Class B common stock (the “Class B Shares”) of the Issuer. Pursuant to the terms of the Exchange Agreement (as described below), TPG TMM Holdings may exchange all or a portion of its New TMM Units (along with a corresponding number of Class B Shares) at any time for Class A Shares on a one-for-one basis.

Because of the relationship of Group Advisors to the TPG Class A Funds and TPG TMM Holdings, Group Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final three paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“January 2017 Sale of New TMM Units and Class B Shares

On January 31, 2017, in connection with a public offering by the Issuer of Class A Shares (the “January 2017 Offering”), TPG TMM Holdings entered into a Purchase Agreement (the “January 2017 Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to purchase from TPG TMM Holdings, and TPG TMM Holdings agreed to sell to the Issuer, 5,447,775 New TMM Units (along with an equal number of Class B Shares) at a price of $18.2875 per New TMM Unit/Class B Share (the “January 2017 Sale”). The January 2017 Sale closed on February 6, 2017.

In connection with the January 2017 Offering, TPG TMM Holdings entered into a lock-up agreement (the “January 2017 Lock-Up Agreement”) pursuant to which it agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by TPG TMM Holdings or any controlled affiliate), directly or indirectly, any Class A Shares or any securities convertible into, or exercisable or exchangeable for such Class A Shares, including any New TMM Units or any Class B Shares, or publicly announce an intention to effect any such transaction, for a 75-day period from January 31, 2017.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the New TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, Registration Rights Agreement, Governance Agreements, January 2017 Purchase Agreement and January 2017 Lock-Up Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the New TMM LPA, Exchange Agreement, Stockholders Agreement, Amendment, Registration Rights Agreement, Governance Agreements, January 2017 Purchase Agreement and January 2017 Lock-Up Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following sentence assumes that there is a total of 80,134,706 Class A Shares outstanding, which is the sum of (i) the 41,986,858 Class A Shares outstanding as of the completion of the January 2017 Offering, as reported in the Issuer’s prospectus supplement filed with the Commission on February 1, 2017, and (ii) the 38,147,848 Class A Shares issuable to TPG TMM Holdings upon the exchange of 38,147,848 New TMM Units and 38,147,848 Class B Shares. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 39,647,580 Class A Shares, which constitutes approximately 49.5% of the outstanding Class A Shares.

Because of the relationship between TPG TMM Holdings and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 77,795,427 Class A Shares, which represents the (i) Class A Shares held by the TPG Class A Funds and (ii) number of Class A Shares that would be received in the aggregate by TPG TMM Holdings and the Holders upon exchange of all of the Class B Shares and New TMM Units held by TPG TMM Holdings and the Holders. 77,795,427 Class A Shares represents 65.8% of the total number of outstanding Class A Shares (assuming that there is a total of

118,282,553 Class A Shares outstanding, which is the sum of (i) the 41,986,858 Class A Shares outstanding as of the completion of the January 2017 Offering, as reported in the Issuer’s prospectus supplement filed with the Commission on February 1, 2017, and (ii) 76,295,695 Class A Shares that are issuable in exchange for the 76,295,695 Class B Shares and corresponding New TMM Units held in the aggregate by TPG TMM Holdings and the Holders).”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

“9.	Purchase Agreement, dated as of January 31, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 6, 2017).
10.	Lock-Up Agreement, dated January 31, 2017, by and between TPG TMM Holdings II, L.P. and J.P. Morgan Securities LLC, as representative of the several underwriters.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated by reference to Exhibit 1 to Schedule 13G filed with the Commission on February 14, 2011 by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter).
  Amended and Restated Agreement of Exempted Limited Partnership of TMM Holdings II Limited Partnership, dated as of April 9, 2013 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Exchange Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Amendment No. 1, dated as of March 6, 2014, to the Stockholders Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 7, 2014).
  Registration Rights Agreement, dated as of April 9, 2013, by and among the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  U.S. Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Taylor Morrison Holdings, Inc. and the other parties named therein (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Canadian Parent Governance Agreement, dated as of April 9, 2013, by and among the Issuer, Monarch Communities Inc. and the other parties named therein (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 15, 2013).
  Purchase Agreement, dated as of January 31, 2017, by and between the Issuer and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 6, 2017).
  Lock-Up Agreement, dated January 31, 2017, by and between TPG TMM Holdings II, L.P. and J.P. Morgan Securities LLC, as representative of the several underwriters.